[redacted]

SE 14042163 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2014
WASH., D.C.
201

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SEC FILE NUMBER
8-16623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Cypress Hollow Court
(No. and Street)

Ponte Vedra Beach (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Birkelbach 904-273-6248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colette M. Corliss, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

1901 North 1st Street #1706 (Address) Jacksonville Beach (City) FL (State) 32250 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/14

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach & Co, as of November 24, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHERYL DIANE HUTCHENS
Commission # EE 158001
Expires May 8, 2016
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CMC

BIRKELBACH & COMPANY

Financial Report

September 30, 2014

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1901 North First Street # 1706
Jacksonville Beach, Florida 32250

BIRKELBACH & COMPANY

CONTENTS

ANNUAL AUDITED REPORT, FORM X-17A-5, PART III, Facing Page 1

INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS 2

FINANCIAL STATEMENTS

Balance Sheet 3
Statement of Income and Retained Earnings 4
Statement of Cash Flows 5
Statement of Changes in Shareholders' Equity 6

Notes to the Financial Statements 7-8

SUPPLEMENTAL INFORMATION

Independent Auditor's Computation of
Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission (SEC) 9

Independent Auditor's Report on
Internal Control over Financial Reporting 10-11

MANAGEMENT STATEMENT
Regarding Compliance With Certain Provisions
Of Rule 17a-5 under the Securities & Exchange Act of 1934 12

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Birkelbach & Company
Ponte Vedra Beach, Florida

I have audited the balance sheet of Birkelbach & Company (the Company) as of September 30, 2014, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Birkelbach & Company as of September 30, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles used in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 24, 2014

Birkelbach & Company

Balance Sheet
as of September 30, 2014

	2014
ASSETS	
Current Assets	
Cash in bank	$7,025
Accounts receivable	0
Other assets	0
Total Assets	$7,025
LIABILITIES AND SHAREHOLDERS' EQUITY	
Shareholders Equity	
Common stock, $10 par value	
500 shares authorized, 300 issued and outstanding	$3,000
Retained Earnings	4,025
Total Shareholders' Equity	7,025
Total Liabilities and Shareholders' Equity	$7,025

See accompanying notes and independent auditor's report.

Birkelbach & Company

Statement of Income and Retained Earnings
For the Year Ended September 30, 2014

	2014
Income	
Commissions and fees	$122,216
Cost of sales: Commission expense	115,328
Gross profit	6,888
Expenses	
General and administrative	4,744
Licenses, dues and registration	164
Professional fees	2,205
Total operating expenses	7,113
Operating Results	(225)
Interest income	5
Net income/(Loss)	(220)
Retained Earnings - Beginning of Year	$4,245
Unrealized gain on securities - prior year	
Distribution to shareholder	0
Retained Earnings - End of Year	$4,025

See accompanying notes and independent auditor's report.

Birkelbach & Company

Statement Of Cash Flows
For the Year Ended September 30, 2014

	2014
Cash Flows from Operating Activities	
Net income	$(220)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	0
Net cash provided (used) by operating activities	(220)
Cash and cash equivalents at beginning of year	7,245
Cash and cash equivalents at end of year	$7,025

Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$0
Taxes paid	$0

See accompanying notes and independent auditor's report.

Birkelbach & Company

Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2014

	Common Stock # Shares	Common Stock Amount	Retained Earnings Retained Earnings	Total Shareholders ' Equity
Balances at September 30, 2013: $10 par value	300	$3,000	$4,245	$7,245
Net income/(Loss)			(220)	(220)
September 30, 2014: $10 par value	300	$3,000	$4,025	$7,025

See accompanying notes and independent auditor's report.

Note 1 – Organization and Nature of Business

Birkelbach & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in 1971 and is licensed to do business in Florida. The Company's offers mutual funds to its clients. The company does not carry security accounts for customers or perform custodial functions relating to client securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule, which requires the Company to hold a minimum of Five Thousand dollars ($5,000) cash balance.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were low in Fiscal Year ended September 30, 2014. The Company's client base during the year and the clients' dispersion across stable industries lessened the risk. Birkelbach & Company receives payment from large established mutual fund firms within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Income Taxes

Birkelbach & Company is a C Corporation; therefore there is a provision for income taxes, including the recording of a deferred tax liability or asset when required. The Company has no tax liability at this time; but has adopted the authoritative guidance that requires it to evaluate its tax position for uncertainties. The Company does not believe the adoption of this guidance will have a significant impact on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to The Company and commissions payable to the Company's representatives at September 30, 2014, consist of the following:

	Receivable	Payable
Fees and commissions	$0	$0

Note 4 – Commission Expense

During the year ended September 30, 2014, the Company paid $115,328 in commissions to the shareholder.

Note 5 – Expense Sharing Agreement

The Company shares office space with Birkelbach & Associates, a sole proprietorship owned by the shareholder during the year the Company reimbursed Birkelbach & Associates $4,680 for shared expenses.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .0 to 1.00, or $ 7,025 in excess of that requirement. At September 30, 2014, the Company had net capital of $7,025 which was $ 2,025 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934

As of **September 30, 2014**

Birkelbach & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of September 30, 2014

	2014
Total shareholders' equity	$7,025
Deduct shareholders' equity not allowable for net capital	0
Total shareholders' equity qualified for net capital	7,025
Deductions for nonallowable assets:	
Furniture and equipment	
Accounts receivable not offset	
Other assets	
	0
Net Capital	$7,025
Aggregate indebtedness (AI)	
Current liabilities	0
Total aggregate indebtedness	$0
Computation of basic net capital requirement, greater of:	
1] Minimum net capital required (=AI * 6 $^{2/3}$%) :	
Company	$0
2] Minimum net capital requirement of reporting broker	$5,000
Excess net capital	$2,025
Excess net capital at 1,000% of AI	$7,025
Ratio: Aggregate indebtedness to net capital	0%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of September 30, 2014)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$7,245
Audit adjustment to record accounts receivable - to extent of commissions payable	0
Audit adjustment to record accrued commissions payable	0
Net capital computed above	$7,025

See accompanying notes and independent auditor's report.

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street, # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Birkelbach & Company
Ponte Vedra Beach, Florida

In planning and performing my audit of the financial statements of Birkelbach & Company (the Company) for the year ended September 30, 2014, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at September 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 24, 2014

Birkelbach & Company

8080 Cypress Hollow Court
Ponte Vedra Beach, Florida 32082
(904) 273-6248

Management Statement Regarding Compliance With

Certain Provisions of Rule 17a-5 under the Securities Exchange Act of 1934

I, as the management of Birkelbach & Co (the "Company") am responsible for complying with the requirements of **Rule 17a-5 under the Securities Exchange Act of 1934** (the "Act") and **SEC Rule 15c3-1** requirements. I am also responsible for establishing and maintaining effective internal controls and the related practices and procedures. I have performed an evaluation of the Company's compliance with **Rule 17a-5** and **Rule 15c3-1** as of November 24, 2014 and during the period from January 01, 2014 through November 25, 2014. Based on this evaluation, I assert that the Company was in compliance with the Act as described below:

Rule 17a-5 under the Act requires the Broker-Dealer to maintain of minimum amount of net capital and not to exceed the maximum aggregate indebtedness allowed under **Rule 15c3-1.** Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor has custody or possession of funds and/or securities of any client; an exemption from **SEC Rule 15c3-3** is granted. The Company has established and does follow adequate practices and procedures to obtain two of the SEC objectives of internal control. I assert that the Company's system of Internal Controls provides management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. It also provides assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles used in the United States of America.

Additionally, I assert that there has been no:

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

There are no:

c. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as basis for recording a loss contingency.

d. Unasserted claims or legal assessments that must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

e. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5

To the best of my knowledge and belief, no events have occurred subsequent to the balance sheet date through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Birkelbach & Co

Signature:________________________________

Craig Birkelbach, President

November 24, 2014